November 9, 2015

VIA EDGAR

Terence O’Brien

Tracie Mariner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medbox, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 26, 2015
File No. 0-54928

Ladies and Gentlemen:

Medbox, Inc., a Nevada corporation (the “Company”), is providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 16, 2015, which responded to our response letter dated September 18, 2015 (the “Second Response Letter”). The Second Response Letter responded to your letter dated September 2, 2015, which responded to our letter dated August 4, 2015 (the “Initial Response Letter”). The Initial Response Letter responded to the comments from the Staff contained in your letter dated July 1, 2015.

For convenience of reference, the Staff’s comments are printed below in italics, and are followed by the corresponding response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21; Revenue, page 22

1. You state, in your response to our letter to you dated September 2, 2015, that your new business model does not contemplate the one time sale of a dispensary with the related license to operate a dispensary or a one-time sale of a license. An affiliate of Medbox obtains the license to operate a dispensary or cultivation center, it engages an independent third party operator to operate the facility, and a Medbox affiliate retains the license.

Please expand disclosures throughout your filing to fully explain this and to discuss the transactions with the affiliated and un-affiliated entities and related activities. Discuss in detail the material transactions you entered into during the periods presented in your filing, including significant terms and conditions and any other information material to the agreements, and how you applied your current accounting policies to them. Provide expanded disclosure throughout your filing as appropriate to clearly describe your accounting policies for transactions with affiliates, including revenue recognition, financial statement presentation of related party transactions, conclusions regarding consolidation, accounting for related assets, and other relevant items.

Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, to be filed with the Commission on or about November 10, 2015, which provides additional disclosure on our new business model, including transactions with affiliated entities, agreements we entered into during the periods presented in our filing, and how we applied our accounting policies to them.

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If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 323-848-7278.

Very truly yours,

/s/ C. Douglas Mitchell

C. Douglas Mitchell

Chief Financial Officer